From: Boehm, Steven
Sent: Monday, January 29, 2007 7:30 PM
To: ‘pfordter@sec.gov’; ‘rupertk@sec.gov’; ‘distefanov@sec.gov’
Subject: Triangle
Gentlemen:
Per my earlier email, attached please find a letter responding to the issues raised during our discussion on Friday of the pending registration statement for Triangle Capital Corporation.
I look forward to discussing this matter with you at your earliest convenience.
Many thanks.
Steve
Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Steven.Boehm@sablaw.com
202.383.0176 phone
202.637.3593 fax
202.489.8607 cell
<<WO_689297_1.PDF>>
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The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415 202.383.0100 fax 202.637.3593 www.sablaw.com
STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
Internet: steven.boehm@sablaw.com
January 29, 2007
VIA EDGAR AND HAND DELIVERY
Richard Pfordte, Esq.
Mr. Kevin Rupert
Vincent Di Stefano, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Triangle Capital Corporation
Registration Statement on Form N-2
File No. 333-138418
Dear Messrs. Pfordte, Rupert and Di Stefano:
     On January 26, 2006, we received additional comments from you by telephone on the Registration Statement on Form N-2, File No. 333-138418 (“Registration Statement”) for Triangle Capital Corporation (the “Company” or the “BDC”). Set forth below are the Company’s responses to your comments.
COMMENT 1: It appears that the Company is issuing the members of the general partner (“GP”) of Triangle Mezzanine Fund, LLLP (the “SBIC”) $7.5M of the Company’s common stock as compensation for their services. Explain why the issuance of the $7.5M of stock to the members of the GP is not in violation of Section 23(a) of the Investment Company Act of 1940 (the “1940 Act”), as well as Section 23(b), as interpreted in the 1961 Release and the Big Apple no action letter. Explain how the $7.5M valuation of the GP Interests was calculated.
RESPONSE: The proposed transaction does not violate Section 23(a) or (b), or any other provision of the 1940 Act. In relevant part, Section 23(a) prohibits a closed-end investment company (and, by reason of Section 63, a BDC) from issuing its securities for services, or for property other than cash or securities, except in connection with a reorganization. In the proposed transaction (the “Reorganization”), the Company will issue its securities to the Limited Partners of the SBIC (the “LPs”) and the members of the GP to acquire 100% of the outstanding equity interests in the ongoing business of the SBIC.

Atlanta	▪	Austin	▪	Houston	▪	New York	▪	Tallahassee	▪	Washington, DC

Letter to SEC
January 29, 2007

The Company is purchasing more than merely assets in the form of the SBIC and its investment portfolio. It is acquiring an established and ongoing specialty finance business, which includes an established and successful management team. That management team built the SBIC’s infrastructure more than three years ago, identified and structured the SBIC’s investments, will monitor those investments and work with the portfolio companies to maximize the value of those investments, will determine when and under what circumstances to dispose of those investments, and will make, manage and dispose of other investments in the future. The GP also procured the valuable SBIC license, which enables access to the SBA’s highly favorable leverage program, which license the Company will effectively acquire in the Reorganization.
The terms of the Reorganization reflect an arm’s length transaction between sophisticated parties — the GP on the one hand and the LPs (approximately 97.5% of the SBIC’s committed capital comes from commercial banks) on the other. As with the sale of most businesses, the sale of the SBIC will not occur at book value (or net asset value). Successful businesses regularly sell at multiples, often significant multiples, of book value. These multiples reflect the fact that the book value, which is approximately the liquidation value of the SBIC’s assets, fails to adequately capture the value of a successful operating company as an ongoing business. In this case, both immediately prior to and immediately after the Company’s IPO, the value of the assets that the Company will hold (through its SBIC subsidiary) will be approximately $22.744 million (per the 9/30/2006 audited balance sheet). The proposed $15 per share IPO price will, however, value the Company at approximately $28.75 million. This will reflect approximately a 1.26x multiple to book value, which is somewhat lower than the multiples to book value that the market currently assigns to other BDCs.
Investors in the Company might be willing to pay a 1.26x multiple to the net asset value for any number of reasons. They are free to decide that is a reasonable amount to pay for the anticipated periodic distributions from the Company, especially when combined with the potential for gain embedded in the equity and equity-related securities held by the Company. They may believe the Company’s strong management team will use the proceeds of the public offering, as well as the SBA leverage available to the Company (through the SBIC), to make other investments that also will provide debt and equity returns justifying a 1.26x multiple to net asset value. And they may believe, based on trading patterns of comparable BDCs and similar entities that trade at multiples in excess of 1.26x to net asset value, that purchasing the Company’s shares at a 1.26x multiple to

Letter to SEC
January 29, 2007

net asset value in the IPO will provide the opportunity for trading gains if in the future the Company’s shares trade at a multiple of net asset value that is greater than 1.26x.1
There is no authority that prohibits the GP from receiving the shares proposed to be issued to them in the Reorganization. The Commission first addressed the question of the sale of common stock to the public at a price substantially in excess of a stock’s net asset value in Investment Company Act of 1940 Release. No. 3187 (Feb. 8, 1961) (the “Release”). There, the Commission was concerned that the higher offering price was “principally to benefit the promoters by the resultant increase in the net asset value of their shares” from the IPO. The Commission then added that “unless some other and more legitimate purpose . . . can be shown . . . public offerings at such prices may not lawfully be made under the [1940 Act].”
In Big Apple Capital Corp.,2 the Staff applied the Release to a newly organized BDC selling its shares to its organizers in contemplation of a public offering at a higher price per share. Specifically, the promoters subscribed for 4,250,000 shares of the BDC’s common stock at $0.05 per share. The purported purpose of their investment was to raise funds to finance the Company’s organization and the SEC registration of the IPO. The sale to the promoters was to be followed by a public offering of 4,000,000 shares at a price of $1.00 per share, a 2000% multiple to the price paid by the promoters. In that case, where the only efforts of the promoters was to finance the organization of the BDC immediately prior to its IPO, the Staff considered the private sales to violate various provisions of the 1940 Act.
We believe that Big Apple exemplifies the precise type of factual scenario anticipated, and sought to be prohibited, by the Release. That scenario is clearly not analogous to the present one. Rather, the circumstances of the Reorganization here are nearly directly on-point with those of Enervest Capital, Incorporated3 There, the Staff took a no-action position where an SBIC was to be taken public approximately three years after its organization, at a time when its common stock was held by 36 shareholders. During the period of its operation, the company made a number of investments as well as commitments to provide additional capital. The shares of common stock of Enervest to

[1]	From an accounting standpoint in the N-2 filing, the Company made the decision to provide prospective investors with audited financial statements for the SBIC as of and for the period ended September 30, 2006. Within the scope of this audit was third party valuation assistance provided by Duff & Phelps of 100% of our portfolio (17 companies as of September 30, 2006). The Company’s effort to present the highest quality financial and valuation information possible compares favorably to the fact that a number of publicly held BDCs use no third-party valuation assistance whatsoever. As a result, the Reorganization is different from other transactions that the Staff might see on a more routine basis in that potential investors have already been provided audited results in the N-2 filing for every period since the fund’s inception.

[2]	Pub. avail. May 6, 1982.

[3]	Pub. avail. Feb. 18, 1981.

Letter to SEC
January 29, 2007

be offered to the public were to be priced at between 150 and 300% of its then current net asset value per share.
The facts surrounding our Reorganization are strikingly similar to those at issue in Enervest. The Company has more than three years of operating history and, as of December 31, 2006, it has made 26 investments with a total cost basis of over $70 million, it has already returned $5 million to its existing investors (representing 23.5% of their committed capital), and it has a substantial pipeline of potential new investment opportunities. The Reorganization has been approved by approximately 90% of the SBICs existing LP interests, substantially all of which are sophisticated commercial banks, and have a wealth of financial and other quantitative and qualitative information on which to judge the merits of the proposed offering price for the ongoing business currently being conducted by the SBIC and to be acquired by the Company.
It is instructive that the Enervest no-action letter request specifically discusses that the Staff refused to permit that company to conduct an IPO at a multiple to net asset value soon after it was formed, for precisely the reasons identified in Big Apple and the Release. But, three years later — after Enervest had invested $918,000 in 11 companies and made commitments of $710,000 to 4 additional companies — the Staff permitted Enervest to conduct an IPO at a multiple to net asset value.
Moreover, several recently completed BDC IPOs reflected public offering prices in excess of NAV and which, in fact, reflected multiples higher than those reflected in the Company’s proposed offering. The offerings by Patriot Capital Funding, Inc. (“PCAP”) and Hercules Technology Growth Capital, Inc. (“HTGC”), for example, are shown in the table below.4

	PCAP				HTGC				TCAP
	Pre-		Post		Pre-		Post		Pre-		Post
	Deal		Deal		Deal		Deal		Deai		Deal
NAV (Book equity)	$28.433		$117.753		$41,440		$112,650		$22.744		$70.099

Shares outstanding	3,848		11,038		3,802		9,802		1,917		5,447

NAV per share	$7.39		$10,67		$10.90		$11.49		$11.87		$12,87

IPO Price per share	$14.00		$14,00		$13,00		$13,00		$15.00		$15.00

Share price /NAV	1.89	x	1.31	x	1.19	x	1.13	x	1.26	x	1.17	x

[4]	In PCAP and HTGC offerings, the mid-point price on the front cover of the preliminary prospectus was $15.00 per share, which would imply a larger Share Price / NAV multiple on a pre-deal basis.

Letter to SEC
January 29, 2007

There is no basis for distinguishing the PCAP and HTGC offerings from the Company’s proposed IPO for purposes of the issues raised here by the Staff.
Returning, then, to the Staffs concern under Section 23(a), the BDC is issuing shares to the GP not for services, but instead as part of its acquisition of all outstanding equity interests in the SBIC, including the GP’s interest in the SBIC. Under the current structure of the SBIC, the LPs are, in effect, entitled to all of the SBIC’s distributions (after payment of expenses and repayment of loans to the SBA) until they have received a return of their invested capital, plus an amount equal to 7% per year on their invested capital (the “Preferred Return”). Then, 100% of distributions are paid to the GP until it receives 25% of amounts distributed pursuant to the Preferred Return. Thereafter, distributions from the SBIC are split so that 80% is paid to the LPs, and 20% is paid to the GP. The GP’s right to these payments is referred to as its “carried interest.”
Economically and practically, in order for the Company to acquire the entire interest in the SBIC, it must acquire the economic interest of both the LPs and of the GPs. Valuing these interests is, of course, not an exact science. The GP valued these interests by first determining a going concern value for the SBIC as a whole, and then allocating an appropriate portion of that total value to the LPs and the GP in accordance with their respective economic interests in the SBIC. A summary of the GP’s allocations in this regard are included in Appendix A, and these allocations were approved by approximately 90% of the LP interests in the SBIC.
Accordingly, the amount being paid to the GP ($7.5M) represents the value of the GP interests in the SBIC based on the present value of the future profits, cash flows and other distributions that the GP are contractually entitled to and are giving up in agreeing to the transaction (taking into account the increasing value of the interests over time, decreasing discount rates over time, “value added” by the GP, and the fair market value of the GP carried interest).
Section 23(a) permits a BDC to issue shares for other securities or property. We believe that the BDC purchase of the GP’s carried interest — i.e., a contractual right to receive future payments — is the purchase of a “security” for which the Company can issue its shares within the meaning of Section 23(a). Moreover, that provision permits a BDC to issue shares for property, even if that property is not cash or a security, if the shares are issued in connection with a reorganization. In this case, that is precisely what has happened. Pursuant to the Reorganization, the existing Limited Partners and the GP of the SBIC will receive shares of the Company, and the SBIC will become wholly owned by the Company. Regardless of whether the carried interest is a security, the carried interest certainly is property — it is a contractual interest in the SBIC’s profits and cash flows fully reflected in the limited partnership agreement of the SBIC. The fact that this right may not be listed as an asset on the GP’s balance sheet for purposes of financial reporting is irrelevant — neither is internally generated intellectual property and goodwill, but these clearly can represent valuable property interests.

Letter to SEC
January 29, 2007

Most significantly, this is in effect the same issue the Staff already considered, and approved in Enervest and which did not seem to raise an issue in PCAP or HTGC, In that case, management received compensation as part of the public offering proceeds for their interests in the ongoing business enterprise. In addition, the economic result here is substantially similar to the impact of the IPO on the respective promoters in the HTGC and PCAP offerings. Section 23(a) was not in those instances deemed to be a barrier. It should not be one here either.
With respect to Section 23(b), we do not believe that the issuance of shares to the GP in connection with the Reorganization is inconsistent with that provision. First, the Reorganization, including the issuance of the shares to the GP, was approved by approximately 90% of the LP interests. More generally, there is no economic difference between the issuance of stock to promoters at the outset of the operation of a private fund that eventually goes public, and the issuance of stock in an IPO here, since in both cases the promoter is realizing the value it created through its efforts to operate the private fund successfully.
Traditional rights offerings by closed-end funds also reflect disparities between the NAV and offering price. A typical formula in a rights offering is the weighted average of 95% of the previous 5-day market prices, but not lower than NAV (which is why rights offers typically occur only during periods when shares are trading at a premium to NAV). There, an issue of dilution is raised with respect to investors who choose not to make additional investments being diluted. That is, new money would be coming into the fund at, for example, $0.50 per share less than current market value, which should depress the NAV per share of all existing shareholders, including those who do not participate in the rights offer. The rights offer prospectus always contains disclosure to this effect, and the fund’s board must consider this issue (among others) when authorizing the rights offer. We are not aware of any suggestion that the Staff has concerns about the potential for dilution in that context.
Finally, from a policy perspective, it is important to consider the impact of applying Sections 23(a) and 23(b) — or any other provisions of the 1940 Act — so as to prevent this offering from proceeding. Potential investors will receive a prospectus that will contain a substantial amount of financial and other quantitative and qualitative information that will permit them to make their own evaluation of whether $15 per share is a reasonable amount to pay to purchase an interest in the ongoing business of the Company and its approximately $22.744 million of assets. Investors may well conclude that they are willing to pay $15 a share, because they conclude that an approximately 1.26x multiple to net asset value is an appropriate valuation for that business, or because the internal management structure ensures that the interest of management would be squarely aligned with those of investors. As noted above, the sophisticated LPs of the SBIC concluded that this was a reasonable valuation. Also, experienced and well-respected investment banking firms are prepared to act as lead underwriters and syndicate members for this transaction. We believe that no public policy purpose would be furthered, nor

Letter to SEC
January 29, 2007

would any objective of the 1940 Act be achieved, by applying the provisions of the 1940 Act in such a way as to prevent potential investors from having the opportunity to make their own judgment of the merits of this investment opportunity. Indeed, if the Staff were to conclude in this case that all of the value created by the efforts of the GP in an ongoing private fund pre-IPO were required to be allocated to public shareholders, then we submit, the exception in Section 23(a) for securities issued in connection with a reorganization would be rendered meaningless.
COMMENT 2: Why should the Company not be considered engaged in a “distribution” of the securities of the SBIC, pursuant to Rule 140 under the Securities Act of 1933, as amended (the “1933 Act”)?
RESPONSE: The Company initially intends to act, in effect, as a feeder fund for the SBIC, with the Company holding only cash and cash-management instruments necessary to pay certain expenses and to meet certain Subchapter M distribution requirements. For purposes of Rule 140, we believe the SBIC should not be deemed a separate distribution of securities to the public, but should be, in effect, subsumed into the offering of the Company’s common stock, in accordance with the treatment afforded to similar “hub-and-spoke” and “master-feeder” arrangements.5 As the Company’s Form N-2 describes, the two companies are so integrally interconnected that treating the Company as a “distributor” of the SBIC’s securities under these circumstances would serve no regulatory or investor protection purpose. The interconnected nature of the two companies is evidenced by their currently pending application to file consolidated reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the detailed and thorough disclosure regarding the SBIC, its assets, risks and regulatory considerations, and its contemplated future activities contained in the Company’s Form N-2.
     In the context of BDCs specifically, treating a BDC as a distributor of its wholly-owned SBIC’s shares would frustrate the intent of the 1940 Act to facilitate ownership of SBICs as subsidiaries of BDCs.6 In a broader context, if the Company is considered a distributor of what is, in effect, a master fund, such status would necessarily apply to and disrupt myriad currently existing and contemplated master-feeder arrangements in both the registered and unregistered fund context.
COMMENT 3: Why should the transfer of $7.5 million dollars of common stock to the GP, in connection with the Company’s purchase of the SBIC not be considered a sale of an investment advisory contract under Section 15(f) of the 1940 Act?

[5]	See Letter from Richard Breeden, Chairman, U.S. Securities and Exchange Commission, to John Dingell, Chairman, Committee on Energy and Commerce, U.S. House of Representatives (pub. Avail. June 2, 1993).

[6]	See, e.g., Section 2(a)(46) of the Investment Company Act defining “eligible portfolio company” so as to exclude from the definition all registered investment companies save for wholly-owned SBICs.

Letter to SEC
January 29, 2007

RESPONSE: The GP has never entered into an investment advisory contract with the SBIC, nor has it ever provided the SBIC with investment advisory services. The transfer of the $7.5 million in shares to the GP in connection with the Reorganization and purchase transactions, therefore, cannot represent the sale of an advisory contract, given that the GP is not a party to such a contract. Triangle Capital Partners, LLC (“TCP”) serves as the SBIC’s investment adviser pursuant to a contract between the SBIC and TCP, made on behalf of the SBIC by the GP. Concomitantly with the Reorganization and purchase transactions discussed in the Form N-2, the investment advisory agreement between TCP and the SBIC will terminate and TCP will dissolve. The management personnel of TCP will now be the internal management of the BDC. The advisory fee will terminate with the termination of the advisory agreement, and the BDC will pay the salaries of the internal management staff.
During a January 26, 2007 call, the Staff appeared to imply that the commonality of ownership between the two entities might affect this conclusion. The GP and TCP, however, are separate and distinct legal entities; although, they share some overlapping ownership, the membership of the two limited liability companies is not identical, and the relevant ownership percentages of the overlapping owners differ between the two entities. The GP possesses members which are unaffiliated with TCP, and who play no part in the provision of investment advice by TCP under the advisory contract. The legal and economic separation between these entities is evidenced by the fact that members of the GP who are unaffiliated with TCP do not share in the stream of management fees TCP earns under its contract with the SBIC. Thus, it would be inappropriate to conflate TCP and the GP and mingle their respective assets, liabilities and obligations in assessing the reorganization and purchase transactions.
COMMENT 4: Will the SBIC lose it’s exclusion under the 1940 Act once the IPO for the Company is effected?
RESPONSE: The SBIC currently relies on Section 3(c)(1) of the 1940 Act for an exclusion from the definition of “investment company.” However, it will elect to be regulated as a BDC upon closing of the IPO. Accordingly, there would be no need for an exclusion from the investment company definition at that time.
COMMENT 5: Do the SBIC and the post-IPO general partner entity qualify as “eligible portfolio companies” of the Company within the meaning of Section 2(a)(46)?
RESPONSE: Yes. The SBIC, as a U.S.-organized and domiciled company that is a Small Business Investment Company with no publicly traded securities, qualifies as an eligible portfolio company under Section 2(a)(46)(B) of the 1940 Act.
After the IPO of the Company’s securities, a newly formed entity, wholly owned by the Company, would become the general partner of the SBIC (the “New GP”), The New GP would also qualify as an eligible portfolio company. It is a U.S.-organized and domiciled entity which is neither an investment company nor a company excluded from that

Letter to SEC
January 29, 2007

definition pursuant to Section 3(c) of the 1940 Act, and is entirely controlled and wholly-owned by the Company.
*      *       *
     We hope that the foregoing is fully responsive to your comments. We appreciate your continued attention and prompt responses to these matters. Unfortunately, the Company’s timing lias become urgent. As we mentioned to you in our discussion on Friday, the Company needs to be able to start its road show by the middle of this week in order for it to have any ability to proceed with its transaction prior to the financial information becoming stale. If the Company were not able to proceed this week, it would have to bear the significant additional time and cost of another audit which would result in a delay of this offering for months, and perhaps permanently. Thus, your continued responsiveness is very much appreciated.
     Please do not hesitate to call the undersigned if you have any comments or questions regarding the above responses.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	John Good, Esq.
Robert Rosenblum, Esq.

APPENDIX A
The GP had a reasonable basis for its valuation of the LP interests and GP interests. Duff and Phelps made its later analysis largely based on the current sale of the assets of the SBIC, or a “liquidation” of the SBIC. The GP based its valuation of the SBIC and of the LP and GP interests on the SBIC’s value as a going concern. The LPs are receiving their 80% interests in total fund returns while the GP are receiving their 20% interest in the SBIC, and the LP interests and GP interests are calculated in the same way. As depicted in the table below, the GP projected the value of the SBIC and the GP and LP interests over its anticipated life (9 years) as a going concern (approximately $87M). The capital committed by the LPs (approximately $21.2M) was then subtracted for the net future value of the SBIC (approximately $71M). The GP’s 20% interest in the net future value (approximately $14.2M) was reduced to its present value by the weighted average cost of capital (approximately $7.8M) which amount was further rounded down (to $7.5M). The present value of the LPs’ interest was likewise reduced to its present value by the net required internal rate of return (approximately $20.8M) with was rounded up (to $21.2M)

Output		Projected Fund/LP/GP Value
		Capital	Fund Life	Value

LP	Capital
Committed		$21,250,000	9	$87,303,507

Remaining Return of LP Capital (Net of $5MM distribution)				$16,250,000

Net Proceeds Available After Return of Capital				$71,053,507

GP Carry — 20% of Net Proceeds (Future Value)				$14,210,701

GP Carry — Present Value (using fund’s WACC)				$ 7,874,716

LP Present Value — (Using Net Required IRR)				$20,896,761

LP Guaranteed Minimum Value				$21,250,000

From:    Boehm, Steven
Sent:    Thursday, February 01, 2007 8:16 AM
To:    ‘pfordter@sec.gov’; ‘distefanov@sec.gov’; ‘rupertk@sec.gov’
Subject:       Triangle Disclosure
Gentlemen:
In an effort to expedite the process (you hopefully received my various messages yesterday and I know appreciate the timing issues), set forth below is the disclosure regarding the impact of the reorganization on IPO shareholders that we would propose to include on the cover page per your comment. We are open to discuss precise location and prominence.
Thanks for your continuing attention to this matter. Would it be possible for someone to give me an update on timing from your end?
Steve
Effective concurrently with the closing of this offering, we will issue 1,416,667 shares of common stock, having an aggregate value based on the initial public offering price of $21,250,000, to the limited partners of Triangle Mezzanine Fund LLLP in exchange for their limited partnership interests. Members of the general partner of Triangle Mezzanine Fund LLLP will receive an aggregate of 500,000 shares of our common stock having an aggregate value of $7.5 million in exchange for their equity interests in the general partner. As of September 30, 2006, the net asset value of Triangle Mezzanine Fund LLLP was $[                    ] million, therefore investors purchasing stock in this offering will incur immediate dilution of $[                    ] per share. See “Dilution” on page [                    ] for more information.
Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Steven.Boehm@sablaw.com
202.383.0176 phone
202.637.3593 fax
202.489.8607 cell
CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i)avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or (ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.
The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.

From: Boehm, Steven
Sent: Thursday, February 01, 2007 10:09 PM
To: ‘pfordter@sec.gov’; ‘distefanov@sec.gov’; ‘rupertk@sec.gov’
Subject: Triangle -I heard from Eric Purple
Gentlemen:
Eric left me a voicemail this evening indicating that the Chief Counsel’s Office had competed it’s review and would not be having any further comments on the various issues we have discussed. Eric said he would be discussing this with you folks in the morning.
With respect to our open disclosure issues, please note the following:
1. The 13.6% figure will be reflected in the expense table
2. To the extent you confirm that the Staff believes that Rule 140 does apply here to make the SBIC a co-issuer, then the cover page will be amended to reflect that the BDC and the SBIC are co-issuers, and we will restyle the registration statement as a joint N-2/N-5 filing. In terms of disclosure, we believe that the existing disclosure is sufficient to cover the SBIC as a co-issuer, and we undertake to file any additional exhibits required by further pre-effective amendment.
Please call me at your earliest convenience so that we can try to wrap this up as early in the day as practicable.
Your continuing assistance in this matter is very much appreciated.
Steve
CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i)avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or (ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.
The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.

From: Boehm, Steven
Sent: Friday, February 02, 2007 5:22 PM
To: ‘rupertk@sec.gov’; ‘pfordter@sec.gov’; ‘distefanov@sec.gov’
Subject: Triangle — changed pages
CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i)avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or (ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.
The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2007
PRELIMINARY PROSPECTUS
3,500,000 Shares
Common Stock

     We are a specialty finance company that provides customized financing solutions to lower middle market companies located throughout the United States, with an emphasis on the Southeast. Our investment objective is to seek attractive returns by generating current income from our debt investments and capital appreciation from our equity related investments. We are an internally managed closed-end, non-diversified investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Upon completion of the formation transactions described in this prospectus, we will acquire Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership which is licensed as a small business investment company by the United Stales Small Business Administration. We will operate Triangle Mezzanine Fund LLLP as a wholly-owned subsidiary and initially will make all of our portfolio investments through that entity.
     We are offering 3,500,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “TCAP.”
     Effective concurrently with the closing of this offering, we will issue 1,416,667 shares of common stock, having an aggregate value based on the initial public offering price of $21.3 million, to the limited partners of Triangle Mezzanine Fund LLLP in exchange for their limited partnership interests. We will also issue an aggregate of 500,000 shares of our common stock, having an aggregate value of $7.5 million, to the members of the general partner of Triangle Mezzanine Fund LLLP in exchange for the general partnership interest in Triangle Mezzanine Fund LLLP. The 1,916,667 shares of common stock we will issue will have an aggregate value of $28.8 million based on the initial public offering price, while our pro forma aggregate net asset value as of September 30, 2006, assuming the exchange of 1,916,667 shares of common stock for all partnership interests on that date, was $22.7 million, meaning that we will issue shares of common stock at an aggregate premium of $6.1 million to our pro forma net asset value. Our pro forma as-adjusted net asset value per share as of September 30, 2006 assuming the acquisition of all the outstanding partnership interests and consummation of this offering was $70.1 million or approximately $12.94 per share. Consequently, investors purchasing stock in this offering will incur immediate dilution of $2.06 per share. Sec “Dilution” on page 34 for more information.

     Investing in our common stock is speculative and involves numerous risks, and you could lose your entire investment if any of the risks occurs. Among these risks is the risk associated with the use of leverage. For more information regarding these risks, please see “Risk Factors” beginning on page 12. Our shares have no history of trading in a public securities market. Shares of closed-end investment companies have in the past frequently traded at a discount to their net asset value. If our shares trade at a discount to net asset value, it may increase the risk of loss for purchasers in this offering. This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing, and keep it for future reference.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$15.00	$52,500,000
Underwriting discount (sales load)	$1.05	$3,675,000
Proceeds to us, before expenses(1)	$13.95	$48,825,000

(1)	We estimate that we will incur approximately $1,500,000 of expenses in connection with this offering.

     We have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of our common stock at the public offering price, less the underwriting discount (sales load), solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total public offering price would be $60,375,000, the total underwriting discount (sales load) would be $4,226.250, and the proceeds to us, before expenses, would be $56,148,750.
     The underwriters have reserved up to 200.000 shares of our common stock for sale to our directors, employees and their family members, at the public offering price.
     The underwriters expect to deliver the shares on or about         , 2007.
Morgan Keegan & Company, Inc.

BB&T Capital Markets
A Division of Scott & Stringfellow, Inc.
Avondale Partners
Sterne, Agee & Leach, Inc.
The date of this prospectus is                 , 2007.

     The following diagram depicts our ownership structure upon completion of this offering and the formation transactions:

(1)	Based on 5,416,767 shares of common stock to be outstanding after this offering and completion of the formation transactions. Does not include 525,000 shares of common stock issuable pursuant to the underwriters’ over-allotment option.
     After completion of this offering, we will be a closed-end, non-diversified investment company that has elected to be treated as a BDC under the 1940 Act. In addition, the Existing Fund will elect to be treated as a BDC. We will be internally managed by our executive officers under the supervision of our board of directors. As a result, we will not pay any external investment advisory fees, but instead we will incur the operating costs associated with employing investment and portfolio management professionals.
     As a business development company, we will be required to comply with numerous regulatory requirements. We will be permitted to, and expect to, finance our investments using debt and equity. However, our ability to use debt will be limited in certain significant respects. See “Regulations.” We intend to elect to be treated for federal income tax purposes as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code. See “Material U.S. Federal Income Tax Considerations.” As a RIC, we generally will not have to pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders as dividends if we meet certain source-of-income and asset diversification requirements.

The Offering

Common stock offered by us	3,500,000 shares (l)

Common stock to be issued in formation transactions	1,916,667 shares

Common stock outstanding prior to this offering	100 shares

Common stock to be outstanding after this offering and completion of formation transactions	5,416,767 shares (1)

Use of proceeds	Our net proceeds from this offering will be approximately $47.3 million. We intend to contribute approximately $41.0 million of the net proceeds from this offering to the Existing Fund to make investments in lower middle market companies in accordance with our investment objective and strategies described in this prospectus. Pending such use, we will invest the net proceeds primarily in short-term securities consistent with our BDC election and our election to be taxed as a RIC. We intend to retain the balance of the net proceeds to pay expenses, dividends and for general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“TCAP”

Dividends and distributions	We intend to pay quarterly dividends to our stockholders out of assets legally available for distribution. Our dividends, if any, will be determined by our board of directors.

Taxation	We intend to elect to be treated as a RIC for federal income tax purposes. Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders as dividends. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90.0% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Distributions.”

Dividend reinvestment plan	We have a dividend reinvestment plan for our stockholders. The dividend reinvestment plan is an “opt out” dividend reinvestment plan. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan.”

Trading at a discount	Shares of closed-end investment companies frequently trade at a discount to their net asset value. This risk is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value.

FEES AND EXPENSES
     The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Triangle,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	7.0	%(1)
Offering expenses borne by us (as a percentage of offering price)	2.9	%(2)
Dividend reinvestment plan expenses	—	(3)
Total stockholder transaction expenses (as a percentage of offering price)	9.9%
Annual Expenses (as a percentage of net assets attributable to common stock):
Operating expenses	1.3	%(4)
Acquired fund fees and expenses (Existing Fund)	12.3	%(5)
Interest payments on borrowed funds	—	(6)
Total annual expenses	13.6	%(7)
Example
     The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 7.0% (the underwriting discount to be paid by us with respect to common stock sold by us in this offering).

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$238	$481	$682	$1.047

(1)	The underwriting discount with respect to shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $1,500,000 to be paid by us.

(3)	The expenses of administering our dividend reinvestment plan are included in operating expenses.

(4)	Operating expenses represent Triangle Capital Corporation’s estimated operating expenses for our first twelve months of operations commencing immediately after the offering, excluding the Existing Fund’s fees and expenses. Neither Triangle Capital Corporation nor the Existing Fund has an investment adviser, and both are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals. We have allocated such operating costs associated with paying investment management professionals to both Triangle Capital Corporation and the Existing Fund in the fees and expenses table.

(5)	Acquired fund fees and expenses are not fees or expenses incurred by Triangle Capital Corporation directly but are expenses of the Existing Fund, which will be wholly owned by Triangle Capital Corporation upon the consummation of the offering. You will incur these fees and expenses indirectly through Triangle Capital Corporation’s investment in the Existing Fund. With the exception of certain cash and cash-management instruments. Triangle Capital Corporation intends to deploy the majority of its investment capital through the Existing Fund in order to take advantage of the Existing Fund’s ability as an SBIC to borrow money by issuing fixed-rate, low interest debentures guaranteed by the SBA. Therefore, the acquired fund fees and expenses will account for a significant portion of Triangle Capital Corporation’s total annual fees so long as Triangle Capital Corporation invests the majority of its capital through the Existing Fund. However, since SBA regulations currently limit the dollar amount of SBA-guaranteed debentures that may be issued by any one SBIC to $124.4 million (which amount is subject to increase on an annual basis based on cost of living increases), Triangle Capital Corporation will invest through the Existing Fund only until it has utilized the maximum amount of SBA-guaranteed debentures. Upon the Existing Fund’s reaching such maximum dollar amount, Triangle Capital Corporation will begin to deploy capital independently from the Existing Fund.

(6)	Interest payments on borrowed funds equal “0.0%” in this particular line item because all interest payments on borrowed funds are considered expenses of the Existing Fund, and, accordingly, such interest expenses are fully accounted for in the line item entitled, “Acquired fund fees and expenses.”

(7)	Total annual expenses relative to the net assets attributable to common shares are calculated as the sum of the fees and expenses anticipated to result from the operations of both Triangle Capital Corporation and the Existing Fund. SEC rules require that the Existing Fund’s fees and expenses be based upon the most recent audited fiscal period’s (nine months ended September 30, 2006) total expense ratio, or 13.6%. We estimate that $41.0 million of the anticipated net proceeds of the offering will be allocated to the Existing Fund and that approximately $6. 3 million of anticipated net proceeds of the offering will be held by Triangle Capital Corporation. The application of the SEC’s required formula to calculate the Existing Fund’s fees and expenses results in an estimated 12.3% of our net assets being attributed to fees and expenses of the Existing Fund. which, when added to Triangle Capital Corporation’s estimated fees and expenses, equals 13.6%. Such calculations of Triangle Capital Corporation’s and the Existing Fund’s estimated annual expenses for the year following the consummation of the offering do not, however, take into account our estimations made, pursuant to our own internal formulas. For example, upon the consummation of the offering, we estimate that the 2007 consolidated total combined annual expenses of Triangle Capital Corporation and the Existing Fund, not including interest payments, will total approximately $4.0 million. Assuming that our interest payments on borrowed funds add an additional $l.8 million the total estimated $4.0 million in expenses, and assuming that our post-offering net assets will equal approximately 70.1 million, we estimate that the total combined annual expenses of Triangle Capital Corporation and the Existing Fund will be 8.3%, rather than 13.6% as indicated in the Fees and Expenses table. Our estimation of 8.3% does not include the use of the Existing Fund’s total expense ratio of 13.6%, because we estimate that the combined expense ratio of Triangle Capital Corporation and the Existing Fund will be lower based on the anticipated net proceeds of $47.3 million that the Existing Fund did not have prior to the consummation of this offering.
     The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or lesser than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The table above does not reflect additional SBA leverage that we intend to employ in the future. In addition, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

CAPITALIZATION
     The following table sets forth our capitalization as of September 30, 2006:
•	on an actual basis; and

•	as adjusted to reflect the sale by us of 3,500,000 shares of common stock in this offering at an initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and completion of the formation transactions.
     This table assumes no exercise of the underwriters’ over-allotment option of shares. You should read this table together with “Use of Proceeds” and our balance sheet included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$7,358	$54,683

Borrowings (SBA-guaranteed debentures payable)	$31,800	$31,800
Equity:
Partners’ capital contributions	21,250	—
Common stock, $0.001 par value per share; no shares authorized, no shares issued and outstanding, actual (150,000,000 shares authorized; 5,416,667 shares issued and outstanding, as adjusted)	—	5
Additional paid-in capital	—	68,570
Accumulated undistributed investment gains	1,494	1,494

Total partners’/stockholders’ equity	22,744	70,069

Total capitalization	$54,544	$101,869

DILUTION
     If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as-adjusted pro forma net asset value per share of our common stock immediately after the completion of this offering.
     The net asset value of our common stock as of September 30, 2006 (on a pro forma basis assuming completion of the formation transactions and acquisition of the Existing Fund on that date) was $22.7 million. Our as-adjusted net asset value, as of September 30, 2006, would have been $ 11.87 per share. We determined our as-adjusted net asset value per share before this offering by dividing the net asset value (total assets less total liabilities) as of September 30, 2006 by the number of shares of common stock outstanding as of September 30, 2006, after giving effect to the formation transactions occurring concurrently with this offering. See “Formation; Business Development Company and Regulated Investment Company Elections-Formation.”
     After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the application of the net proceeds from this offering as set forth in “Use of Proceeds” and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as-adjusted pro forma net asset value as of September 30, 2006 would have been $70.1 million or approximately $12.94 per share. This represents an immediate increase in our net asset value per share of $1.00 to existing stockholders and dilution in net asset value per share of $2.06 to new investors who purchase shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
As-adjusted net asset value per share after giving effect to the formation transactions	$11.87
Increase (decrease) in net asset value per share attributable to new investors in this offering	$1,07

As-adjusted pro forma net asset value per share after this offering		$12.94

Dilution per share to new investors(1)		$2.06

(1)	To the extent the underwriters’ over-allotment option is exercised, there will be further dilution to new investors.
     The following table summarizes, as of September 30, 2006, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering assuming an initial public offering price of $15.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share
Existing stockholders(1)	1,916,767	35.4%	22,745,752	30.2%	$11.87
New investors	3,500,000	64.6%	52,500,000	69.8%	$15.00

Total	5,416,767	100.0%	75,245,752	100.0%

(1)	Reflects the formation transactions that we expect to occur concurrently with the closing of this offering. The 1,916,767 shares represent the shares issued to the general partner and the limited partners of the predecessor partnership in exchange for their ownership interests in the partnership. The $21,281,500 represents the amount invested by the limited partners into the predecessor partnership for their limited partnership interests as the general partner was the organizer of the partnership and did not make a cash investment into the partnership. The balance is the residual net asset amount contributable to the general partner.

governance listing standards. Mr. Rich serves as the chairman of the nominating and corporate governance committee.
Compensation Discussion and Analysis
Overview
     We are a newly-organized business corporation that after consummation of this offering will be an internally managed business development company. We were organized to continue the investment business of the Existing Fund and, with the capital of this offering, make new equity and debt investments in lower middle market companies. Our senior management team consists of Messrs. Tucker, Burgess, Lilly, Long and Parker. Each of these executive officers have entered into employment agreements with us and will be compensated according to the terms of such agreements, which are described below. We refer to these five officers as the named executive officers, or “NEOs.”
     Our executive compensation program is designed to encourage our executive officers to think and act like shareholders of the company. The structure of the NEOs’ employment agreements and our incentive compensation programs are designed to encourage and reward the following:
•	sourcing and pursuing attractively priced investment opportunities in all types of securities of lower middle market privately-held companies:

•	participating in comprehensive due diligence with respect to our investments:

•	ensuring we allocate capital in the most effective manner possible; and

•	working efficiently and developing relationships with other professionals.
Our compensation committee reviews and approves all of our compensation policies.
Executive Compensation Policy
Overview. Our performance-driven compensation policy consists of the following three components:

•	Base salary;

•	Annual cash bonuses; and

•	Long-term compensation pursuant to our Equity Incentive Plan.

     We intend to carefully design each NEO’s compensation package to appropriately reward the NEO for his or her contribution to the company. This is not a mechanical process, and our compensation committee will use its judgment and experience, working in conjunction with our Chief Executive Officer, to determine the appropriate mix of compensation for each individual. Cash compensation consisting of base salary and discretionary bonuses tied to achievement of individual performance goals set by the compensation committee are intended to incentivize NEO's to remain with us in their roles and work hard to achieve our goals. Stock-based compensation in the form stock options may be awarded base on company performance expectations set by the compensation commitee for each individual and,over time on his performance against those expectations. The mix of short-term and long-term compensation may sometimes be adjusted to reflect an individual’s need for current cash compensation and desire to retain his or her services.
     Base salary. Base salary will be used to recognize particularly the experience, skills, knowledge and responsibilities required of the executive officers in their roles. Having established the 2007 base salaries of the NEOs, the compensation committee and management considered a number of factors including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual prior to the formation of the Company, the assistance of each NEO in this initial public offering process and the number of well-qualified candidates available in our area. In addition, we informally considered the base salaries paid to comparably situated executive officers and other competitive market practices. We did not use compensation cosultants in connection with fixing base salaries or for any other purpose prior to the consummation of this offering.
     The salaries of the NEOs will be reviewed on an annual basis, as well as at the time of promotion or other changes in responsibilities. The leading factors in determining increases in salary level are expected to be relative cost of living and competitive pressures. We expect that in the short run the salaries of our NEOs will generally only increase with inflation or when an executive officer assumes a larger role.
     Annual cash bonuses. Annual cash bonuses are intended to reward individual performance during the year and can therefore be highly variable from year to year. Currently these bonuses are determined on a discretionary basis by the compensation committee. Cash bonuses in amounts up to 100% of a NEO's annual salary may be given in the discretion of the compensation committee to each NEO if such individual achieves individual performance and service goals set by our compensation committee, with our management’s input.
Long — Term Incentive Awards.
     Generally. The Company has adopted an Equity Incentive Plan to provide stock-based awards as incentive compensation to our employees. No stock options will be granted to NEOs during our first year of operation.
     We expect to use stock-based awards to (i) attract and retain key employees, (ii) motivate our employees by means of performance-related incentives to achieve long-range performance goals, (iii) enable our employees to participate in our long-term growth and (iv) link our employees compensation to the long-term interests of our stockholders. The compensation committee has exclusive authority to select the persons to receive stock-based awards. At the time of each award, the compensation committee will determine terms of the award in its sole discretion, including any performance period (or periods) and any, performance objectives relating to the award.
     Options. The compensation committee may in its sole discretion grant options to purchase our common stock (including incentive stock options and non-qualified stock options). We expect that options granted by our compensation committee will represent a fixed number of shares of our common stock, will have an exercise, or strike, price equal to the fair market value of our common stock on the date of such,.grant, and will be exercisable, or “vested,” at some later time after grant. The “fair market value” will be defined as either (i) the closing sales price of the common stock on the NASDAQ Global Market, or any other such exchange on which our common stock is traded, on such date, or in the absence of reported sales on such date ,or (ii) in the event there is no public market for our common stock on such date, current net asset value of our common stock. Some stock options granted by our compensation committee may vest simply by the holder remaining with the company for a period of time, and some may vest based on our attaining certain performance levels. We anticipate that our options will be valued for financial reporting purposes using the Black Scholes valuation method,and a charge to earnings will be taken in the period of grant pursuant to FASB Statement No. 123R.
     Restricted Stock and Restricted Stock Units.Generally business development companies, such as us, may not grant shares of their stock for services without an exemptive order from the SEC. Our Equity Incentive Plan allows our compensation committee to grant shares of restricted stock and/or restricted stock units, but our compensation committee will not grant restricted stock or restricted stock units unless and until we obtain from the SEC an exemptive order permitting such practice If exemptive relief is obtained, the compensation committee may award shares of restricted stock or restricted stock units to plan participants in such amounts and on such terms as the compensation committee,in its sole discretion, determines and consistent with any exemptive order the SEC may issue. The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with shareholder interests and does not involve overreaching by management or our board of directors. Each restricted stock and restricted stock unit grant will be for a fixed number of shares as set forth in an award agreement between the grantee and us. Award agreements will set forth time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to dividends and voting rights.
     Specific performance factors that the compensation committee may consider in determining the vesting of options or, if permitted, the grant of restricted stock may include:
•	net asset value growth:

•	dividend growth;

•	achievement of operating efficiencies;

•	return on equity, assets, capital, capital employed or investment:

•	net income;

•	earnings per share;

•	stock price or total stockholder return;

•	strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals and goals relating to investments or divestitures;or

•	any combination thereof.
Competitive Market Review
     We will informally consider competitive market practices with respect to the salaries and total compensation of our NEOs. We will review the market practices by speaking, to other financial professionals and reviewing annual reports on Form 10-K or similar information of other internally managed business development companies.
Change in Control and Severance
     Upon termination of employment after a change of control, the NEOs may receive severance payments under their employment agreements, and equity(-) based awards under our Equity Incentive Plan may vest and/or become immediately exercisable or salable.
     Equity Incentive Plan. Upon specified covered transactions involving a change of control (as defined in the Equity Incentive Plan), all outstanding awards under the Equity Incentive Plan may either be assumed or substituted for by the surviving entity. If the surviving entity does not assume or substitute similar awards, the awards held by the participants will be accelerated in full and then terminated to the extent not exercised prior to the covered transaction.
     Severance. Under specified covered transactions involving a change of control (as defined in each NEO’s employment agreement), if an NEO terminates his employment with us within two years following such change of control,or if we terminate or give the NEO notice of non-renewal of the NEO’s employment within the two years commencing with a change of control, he will receive a severance package beginning on the date of termination. The severance package will include monthly payments equal to one-twelfth of (i) the NEO’s annual salary at that time plus (ii) the NEO’s bonus compensation as described in the employment agreement, and (iii) the Company will continue to provide the NEO with all of the benefits provided to him immediately provided to the termination. The severance package will continue to be in effect for either three years or eighteen months, depending upon the NEO’s position, unless the NEO becomes eligible to receive one or more of the same benefits from another employer.
     Additionally, a separate severance package exists in the event the NEO’s employment is terminated as a result of death or disability, or in the event that the Company terminates the NEO’s employment outside of the two-year period after a specified covered transaction involving a change of control. The same severance package referenced in the immediately preceding paragraph herein will be provided to the NEO, except that the severance package will only continue to be in effect for either two years or twelve months, depending upon the NEO’s position.
     The rationale behind providing a severance package in certain events is to attract talented executives who are assured that they will not be financially injured if they physically relocate and/or leave another job to join us but are forced out through no fault of their own and to insure that our business is operated and governed for our stockholders by a management team, and under the direction of a board of directors, who are not financially motivated to frustrate the execution of a change-in-control transaction. For more discussion regarding executive compensation in the event of a termination or change of control, please see the table entitled “2007 Potential Payments Upon Termination or Change in Control Table” and accompanying discussion.
Conclusion
     Our compensation policies are designed to retain and motivate our NEOs and to ultimately reward them for outstanding performance. The retention and motivation of our NEOs should enable us to grow strategically and position ourselves competitively in our market.

     Executive Officer Compensation
          Our executive officers have been members and employees of the external advisor to Triangle Mezzanine Fund LLLP since its inception. We will not acquire the business of the external advisor in connection with the formation transactions. After consummation of the formation transactions and the completion of the offering, our executive officers will receive the salaries and be entitled to bonus compensation pursuant to their employment agreements as described above. Upon consummation of the formation transactions and the offering, the respective annual salaries of the executive officers will be as follows:

2007
Base
Salary
Garland S. Tucker III — Chief Executive Officer	$265,000
Brent P.W. Burgess — Chief Investment Officer	$240,000
Steven C. Lilly — Chief Financial Officer	$240,000
Tarlton H. Long. — Managing Director	$200,000
David F. Parker — Managing Director	$200,000
          In addition, the named executive officers will be entitled to receive discretionary bonuses as may be declared from time to time by the compensation committee, which bonuses will be based on individualized performance and service goals, and may not exceed 100% of base salary.
          Under their employment agreements, each named executive officer is entitled to certain payments upon termination of employment or in the event of a change in control. The following table sets forth those potential payments with respect to each named executive officer:
2007 Potential Payments upon Termination or Change in Control Table

			Within Two Years
		Outside Of	After Change	Voluntary			Thirteenth Month
		Two Years	In Control:	Termination			After Change
		After Change	Termination	Outside of/			In Control:
		In Control:	w/o Cause	Two Years			Termination
		Termination(3)	or for	After Changes			or w/o
Name	Benefit	w/o Cause	Good Reason(4)	In Control:	Death	Disability	Good Reason
	Severance Pay(1)	$530,000	$795,000	—	$530,000	$530,000	$795,000
Garland S. Tucker III	Bonus Compensation(2)	$530,000	$795,000	—	$530,000	$530,000	$795,000
	Severance Pay(1)	$480,000	$720,000	—	$480,000	$480,000	$720,000
Brent P. W. Burgess.	Bonus Compensation(2)	$480,000	$720,000	—	$480,000	$480,000	$720,000
	Severance Pay(1)	$480,000	$720,000	—	$480,000	$480,000	$720,000
Steven C. Lilly	Bonus Compensation(2)	$480,000	$720,000	—	$480,000	$480,000	$720,000
	Severance Pay(1)	$200,000	$300,000	—	$200,000	$200,000	$300,000
Tarlton H. Long	Bonus Compensation(2)	$200,000	$300,000	—	$200,000	$200,000	$300,000
	Severance Pay(1)	$200,000	$300,000	—	$200,000	$200,000	$300,000
David F. Parker	Bonus Compensation(2)	$200,000	$300,000	—	$200,000	$200,000	$300,000

(1)	Severance pay includes an employee’s annual salary and applicable multiple thereof paid monthly beginning at the time of termination, plus the employee’s benefits in the form of medical, health or other employee welfare benefit plan adopted by us.

(2)	Bonus compensation will at most be equal to 100% of an employee’s annual salary, multiplied by the number of years in which the employee is eligible to receive severance pay as defined above.

(3)	Change in control is defined in each employee’s employment agreement with Triangle Capital Corporation, each of which is attached hereto this registration statement as an exhibit.

(4)	Good Reason is defined in each employee’s employment agreement with Triangle Capital Corporation, each of which is attached hereto this registration statements as an exhibit.
     Director Compensation
          Each of our directors who is not one of our employees or an employee of our subsidiaries will receive an annual fee of $20,000 for services as a director, payable quarterly. Independent directors will receive a fee of

$2,000 for each board meeting attended in person and $1,000 for each board meeting attended by conference telephone or similar communications equipment, independent directors will receive a Fee of $1,000 For each committee meeting attended in person and, $500 for each committee meeting attended by conference telephone or similar communication equipment. In addition, each committee chairman will receive an annual fee of $5,000. We will reimburse our independent directors for all reasonable direct out of-pocket expenses incurred in connection with their service on the board. Directors who are also our employees or employees of our subsidiaries will not; receive compensation for their services as directors.

65.1

Non-employee Director Compensation Table
          The following table sets forth a summary of estimated compensation that we will pay to our non-employee directors in 2007:

						Change in
						Pension
						Value and
		Fees to				Non-qualified
		be Earned			Non-Stock	Deferred
		or Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Year	Cash($)	Awards($)	Awards($)	Compensation($)	Earnings	Compensation($)		Total($)
W. McComb Dunwoody	2007	20,000	—	—	—	—	—		20,000
Thomas M. Garrott, III	2007	20,000	—	—	—	—	—		20,000
Benjamin S.Goldstein	2007	20,000	—	—	—	—	5,000	(1)	25,000

Sherwood H. Smith,Jr.	2007	20,000	—	—	—	—	5,000	(2)	25,000

Simon B. Rich, Jr.	2007	20,000	—	—	—	—	5,000	(3)	25,000

(1)	Mr. Goldstein will receive $5,000 in 2007 for his services as our audit committee chairman.

(2)	Mr. Smith will receive $5,000 in 2007 for his services as our compensation committee chairman.

(3)	Mr. Rich will receive $5,000 in 2007 for his services as our nominating and corporate goverance committee chairman.
     Employment Agreements
          At the time of the offering, we will enter into employment agreements with Messrs. Tucker, Burgess, and Lilly that provide for a two year term. The initial base salary under the employment agreements for Messrs. Tucker, Burgess, and Lilly will be $265,000, $240,000, and $240,000, respectively. At the time of the offering, we will enter into employment agreements with Messrs. Long and Parker that provide for a one year term. The initial base salary under the employment agreements for Messrs. Long and Parker will be $200,000. Our board of directors will have the right to increase the base salary of each of our executive officers during the term of the employment agreements and also to decrease it if certain conditions are satisfied.
          In addition, each executive officer will be entitled to receive an annual bonus of up to a maximum of 100.0% of the executive officer’s then current base salary for achieving certain performance objectives. The compensation committee of the board of directors will establish such performance objectives, as well as the bonus awarded to each executive officer, annually.
     Compensation Plans
     Equity Incentive Plan
          Our board of directors and current stockholders have approved our Equity Incentive Plan, to be effective upon consummation of this offering, for the purpose of attracting and retaining the services of executive officers, directors and other key employees. Under our Equity Incentive Plan, our compensation committee may award stock options, restricted stock, or other stock-based incentive awards to our executive officers, employees and directors.
          Our compensation committee will administer the Equity Incentive Plan and has the authority, subject to the provisions of the Equity Incentive Plan, to determine who will receive awards under the Equity Incentive Plan and the terms of such awards. Our compensation committee will be required to adjust the number of shares available for awards, the number of shares subject to outstanding awards and the exercise price for awards following the occurrence of certain specified events such as stock splits, dividends, distributions and recapitalizations.
          Upon specified covered transactions (as defined in the Equity Incentive Plan), all outstanding awards under the Equity Incentive Plan may either be assumed or substituted for by the surviving entity. If the surviving entity does not assume or substitute similar awards, the awards held by the participants will be accelerated in full and then terminated to the extent not exercised prior to the covered transaction.

From: Boehm, Steven
Sent: Friday, February 02, 2007 11:59 AM
To: Kevin Rupert (E-mail)
Subject: Triangle fee table attached
<<20070202110236.pdf>>
Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Steven.Boehm@sablaw.com
202.383.0176 phone
202.637.3593 fax
202.489.8607 cell
CIRCULAR 230 DISCLOSURE:     To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or (ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.
The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Triangle,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Sales load (as a percentage of offering price)	7.0	%(1)
Offering expenses borne by us (as a percentage of offering price)	2.9	%(2)
Dividend reinvestment plan expenses	—	(3)
Total stockholder transaction expenses (as a percentage of offering price)	9.9%

Annual Expenses (as a percentage of net assets attributable to common stock):

Operating expenses	1.3	%(4)
Acquired fund fees and expenses (Existing Fund)	12.3	%(5)
Interest payments on borrowed funds	—	%(6)
Total annual expenses	13.6	%(7)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 7.0% (the underwriting discount to be paid by us with respect to common stock sold by us in this offering).

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$238	$481	$682	$1,047

(1)	The underwriting discount with respect to shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $1,500,000 to be paid by us.

(3)	The expenses of administering our dividend reinvestment plan are included in operating expenses.

(4)	Operating expenses represent Triangle Capital Corporation’s estimated operating expenses for our first twelve months of operations commencing immediately after the offering, excluding the Existing Fund’s fees and expenses. Neither Triangle Capital Corporation nor the Existing Fund has an investment adviser, and both are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals. We have allocated such operating costs associated with paying investment management professionals to both Triangle Capital Corporation and the Existing Fund in the fees and expenses table.

(5)	Acquired fund fees and expenses are not fees or expenses incurred by Triangle Capital Corporation directly but are expenses of the Existing Fund, which will be wholly owned by Triangle Capital Corporation upon the consummation of the offering. You will incur these fees and expenses indirectly through Triangle Capital Corporation’s investment in the Existing Fund. With the exception of certain cash and cash-management instruments, Triangle Capital Corporation intends to deploy the majority of its investment capital through the Existing Fund in order to take advantage of the Existing Fund’s ability as an SBIC to borrow money by issuing fixed-rate, low interest debentures guaranteed by the SBA. Therefore, the acquired fund fees and expenses will account for a significant portion of Triangle Capital Corporation’s total annual fees so long as Triangle Capital Corporation invests the majority of its capital through the Existing Fund. However, since SBA regulations currently limit the dollar amount of SBA-guaranteed debentures that may be issued by any one SBIC to $124.4 million (which amount is subject to increase on an annual basis based on cost of living increases), Triangle Capital Corporation will invest through the Existing Fund only until it has utilized the maximum amount of SBA-guaranteed debentures. Upon the Existing Fund’s reaching such maximum dollar amount, Triangle Capital Corporation will begin to deploy capital independently from the Existing Fund.

(6)	Interest payments on borrowed funds equal “0.0%” in this particular line item because all interest payments on borrowed funds are considered expenses of the Existing Fund, and, accordingly, such interest expenses are fully accounted for in the line item entitled, “Acquired fund fees and expenses.”

9

From: Boehm, Steven
Sent: Friday, February 02, 2007 5:01 PM
To: Kevin Rupert (E-mail)
Subject: new return info
<<IRR 2-2.xls>> Please call me to discuss.
There are two scenario presenting two results. Scenario 1 is what we believe you were looking for.
Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Steven.Boehm@sablaw.com
202.383.0176 phone
202.637.3593 fax
202.489.8607 cell

CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i)avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or (ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.

				Nine Months			Pro Forma
				Ended		Pro Forma	As Adjusted
	Year Ended December 31,			September 30,		for Formation	for Formation
	2003	2004	2005	2006		Transactions	Transactions
Total Return to General partner (1)	0%	0%	0%	1342%		N/A	2033	%
Total Return to Limited partner’s (2)	-56%	-29%	4%	15%		N/A

Net asset value allocation to General partner	$—	$—	$—	$1,151	(3)	$6,349	$7,500	(4)
Net asset value allocation to Limited partner	2,928	5,004	11,365	21,593	(3)	(6,349)	$15,244

Total Net Asset Value	$2,928	$5,004	$11,365	$22,744		$—	$22,744

(1)	Since inception the Existing Fund’s General partner has invested one hundred dollars and has received no distributions to date.

(2)	Since inception the Existing Fund’s Limited partner’s have invested $21,250,000 and have received distributions totaling $5,000,000.

(3)	Based on the allocation per the partnership agreement which is first to the extent of the limited partner’s preferred return of 7%, second to the General Partner until its allocation equals 20% of the limited partner’s preferred return, and third 80% to the limited partner’s and 20% to the General partner of any remaining amounts.

(4)	Represents the amount of value allocated to the General partner in the formation transactions.

				Nine Months			Pro Forma
				Ended		Pro Forma	As Adjusted
	Year Ended December 31,			September 30,		for Formation	for Formation
	2003	2004	2005	2006		Transactions	Transactions
Cumulative Investment in Existing Fund by General partner	$100	$100	$100	$100
Cumulative Investment in Existing Fund by Limited partner’s	$4,100,000	$7,437,500	$10,625,000	$21,250,000

Net asset value allocation to General partner	$—	$—	$—	$1,151	(1)	$6,349	$7,500	(2)
Net asset value allocation to Limited partner	2,928	5,004	11,365	21,593	(1)	(6,349)	$15,244

Total Net Asset Value	$2,928	$5,004	$11,365	$22,744		$—	$22,744

(1)	Based on the allocation per the partnership agreement which is first to the extent of the limited partner’s preferred return of 7%, second to the General Partner until its allocation equals 20% of the limited partner’s preferred return, and third 80% to the limited partner’s and 20% to the General partner of any remaining amounts.

(2)	Represents the amount of value allocated to the General partner in the formation transactions.

From: Boehm, Steven
Sent: Thursday, February 01, 2007 4:49 PM
To: Boehm, Steven; ‘pfordter@sec.gov’; ‘distefanov@sec.gov’
Cc: ‘John A. Good (E-mail)’; ‘Robert H. Rosenblum Esq. (E-mail)’
Subject: RE: Revised Disclosure for Triangle — with attachment
Forgive the technical glitch
Effective concurrently with the closing of this offering, we will issue 1,416,667 shares of common stock, having an aggregate value based on the initial public offering price of $21.3 million, to the limited partners of Triangle Mezzanine Fund LLLP in exchange for their limited partnership interests. We will also issue an aggregate of 500,000 shares of our common stock, having an aggregate value of $7.5 million, to the members of the general partner of Triangle Mezzanine Fund LLLP in exchange for the general partnership interest in Triangle Mezzanine Fund LLLP. The 1,916,667 shares of common stock we will issue will have an aggregate value of $28.8 million based on the initial public offering price, while our pro forma aggregate net asset value as of September 30, 2006, assuming the exchange of 1,916,667 shares of common stock for all partnership interests on that date, was $22.7 million, meaning that we will issue shares of common stock at an aggregate premium of $6.1 million to our pro forma net asset value. Our pro forma as-adjusted net asset value per share as of September 30, 2006 assuming the acquisition of all the outstanding partnership interests and consummation of this offering was $70.1 million or approximately $12.87 per share. Consequently, investors purchasing stock in this offering will incur immediate dilution of $2.13 per share. See “Dilution” on page [___] for more information.
—Original Message——
From: Boehm, Steven
Sent: Thursday, February 01, 2007 4:44 PM
To: ‘pfordter@sec.gov’; ‘distefanov@sec.gov’
Cc: John A. Good (E-mail); Robert H. Rosenblum Esq. (E-mail)
Subject: Revised Disclosure for Triangle
Rich:
Per our conversation earlier this afternoon, attached is a revised version of the cover disclosure relating to the share pricing.
Please let me know if this does the trick.
Thanks Rich.
Steve

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Steven.Boehm@sablaw.com
202.383.0176 phone
202.637.3593 fax
202.489.8607 cell

CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i)avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or (ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

The information contained in this message from Sutherland Asbill & Brennan LLP and any attachments are confidential and intended only for the named recipient(s). If you have received this message in error, you are prohibited from copying, distributing or using the information. Please contact the sender immediately by return email and delete the original message.